UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003.

Commission File Number:  0-29840

FREEGOLD VENTURES LIMITED

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Freegold Ventures Limited_____

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____February 19, 2004_______

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 28, 2003

Item 3: Press Release

A Press release dated and issued November 28, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold Ventures Limited (the "Company") is pleased to announce a non-brokered private placement of up to 1,190,477 units for gross proceeds of up to $750,000.

Item 5: Full Description of Material Change

Freegold Ventures Limited (the "Company") is pleased to announce a non-brokered private placement of up to 1,190,477 units for gross proceeds of up to $750,000. Each unit will consist of one flow-through common share in the capital of the Company at a purchase price of $0.63 and one half of one non-transferable, non-flow-through share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of twelve months from the Closing Date at a price of $0.70 per Warrant Share.

Endeavour Flow Through Limited Partnership 2003 will purchase 635,000 units.

Strand Securities Corporation will be paid a Finder’s Fee of 50,000 non-flow-through units.

A Finder’s Fee of 7% may be paid in cash or shares for the non Endeavour portion of the private placement.

The foregoing is subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___December 1,_ 2003__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

FREEGOLD VENTURES LIMITED

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Tel:  604-685-1870

Fax:  604-685-8045

Toll Free:  1-800-667-1870

Toronto Stock Exchange Trade Symbol: ITF

OTCBB: FGOVF

NEWS RELEASE

November 28, 2003

NON-BROKERED $750,000 FLOW-THROUGH FINANCING

Freegold Ventures Limited (the "Company") is pleased to announce a non-brokered private placement of up to 1,190,477 units for gross proceeds of up to $750,000. Each unit will consist of one flow-through common share in the capital of the Company at a purchase price of $0.63 and one half of one non-transferable, non-flow-through share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of twelve months from the Closing Date at a price of $0.70 per Warrant Share.

Endeavour Flow Through Limited Partnership 2003 will purchase 635,000 units.

Strand Securities Corporation will be paid a Finder’s Fee of 50,000 non-flow-through units.

A Finder’s Fee of 7% may be paid in cash or shares for the non Endeavour portion of the private placement.

The foregoing is subject to regulatory approval.

About Freegold Ventures Limited

Freegold Ventures (TSX.ITF OTCBB:FGOVF) is a North American precious metals exploration company with several gold projects in various stages of development, more specifically, the Golden Summit project in Fairbanks, Alaska, the Rob Project in GoodPasture Mining District, Alaska, the Rainbow Hill Gold Project, Valdez Creek Mining District, Alaska, as well as the Almaden Gold Project in Idaho

On behalf of the Board of Directors

“Harry Barr”

Harry Barr

Chairman & CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Freegold Ventures Limited (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 4, 2003 11,625 common shares were issued pursuant to the exercise of warrant.  The Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 15th day of December, 2003.

Freegold Ventures Limited

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

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